UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

PROVECTUS BIOPHARMACEUTICALS, INC.

(Name of Subject Company and Filing Person (Issuer))

Warrants to Purchase Common Stock

(Title of Class of Securities)

74373P108

(CUSIP Number of Common Stock Underlying Warrants)

Peter R. Culpepper

Provectus Biopharmaceuticals, Inc.

7327 Oak Ridge Highway, Suite A

Knoxville, TN 37931

(866) 594-5999

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Tonya Mitchem Grindon, Esq.

Lori B. Metrock, Esq.

Baker Donelson Bearman Caldwell & Berkowitz PC

211 Commerce St., Suite 800

Nashville, TN 37201

Telephone: (615) 726-5600

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$15,531,092.37	$1,563.98

(1)	Estimated for purposes of calculating the amount of the filing fee only. Provectus Biopharmaceuticals, Inc. (the “Company”) is offering, until February 15, 2016 (unless the offer is extended), to holders of the Company’s 59,861,601 unregistered warrants to purchase 59,861,601 shares of common stock, which were issued between January 6, 2011 and November 1, 2015 (the “Existing Warrants”), to temporarily modify the terms of such Existing Warrants so that each Existing Warrant holder who tenders Existing Warrants during the offering period for early exercise in accordance with the terms of the offer (i) may exercise such Existing Warrants at a discounted exercise price of $0.75 per share and (ii) will receive, in addition to the shares of common stock purchased upon such exercise of the Existing Warrants, new warrants to purchase the same number of shares of the Company’s common stock at an exercise price of $0.85 per share that will expire June 19, 2020. The transaction valuation is calculated pursuant to Rule 0-11(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the product of 59,861,601 and $0.25945. The transaction valuation assumes the tender of 59,861,601 Existing Warrants by the Existing Warrant holders as a result of this tender offer and was determined by using the average of the high and low prices of the Company’s warrants reported on the NYSE MKT as of December 28, 2015, which was $0.25945.
(2)	The amount of filing fee is calculated pursuant to Rule 0-11(d) of the Exchange Act. The filing fee equals $100.70 for each $1,000,000 of the value of the transaction, and was calculated as the product of the transaction valuation of $15,531,092.37 multiplied by 0.0001007.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $11,212.20.	Filing Party: Provectus Biopharmaceuticals, Inc.
Form or Registration No.: Registration Statement on Form S-4.	Date Filed: December 31, 2015.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by Provectus Biopharmaceuticals, Inc. (the “Company”), a Delaware corporation. This Schedule TO relates to an offer by the Company until February 15, 2016 (unless the offer is extended). The Offer (as defined below) is being made to holders of our 59,861,601 unregistered warrants to purchase common stock that were issued between January 6, 2011 and November 1, 2015 (the “Existing Warrants”).

The Offer is to temporarily modify the terms of such Existing Warrants so that each holder who tenders Existing Warrants during the offering period for early exercise will be able to do so at a discount on the exercise price equal to $0.75 per share (Existing Warrants currently have exercise prices ranging from $1.00 to $3.00 per share), and will receive, in addition to the shares of common stock purchased upon such exercise, new warrants to purchase an equal number of shares of the Company’s common stock at an exercise price of $0.85 per share that will expire June 19, 2020 (the “Replacement Warrants”), upon the terms and conditions set forth in the (x) offer letter/prospectus, dated December 31, 2015 (the “Offer Letter/Prospectus”), which is set forth as Exhibit (a)(1)(i) hereto, and (y) the related Letter of Transmittal, which is set forth as Exhibit (a)(1)(ii) hereto (the offer reflected by such terms and conditions, as they may be amended or supplemented from time to time, constitutes the “Offer”). The Offer is not made to those holders who reside in states or other jurisdictions where an offer, solicitation or sale would be unlawful.

On December 31, 2015, the Company filed a registration statement on Form S-4, of which the Offer Letter/Prospectus forms a part. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

All information contained in the Offer Letter/Prospectus and the Letter of Transmittal, and any prospectus supplement or other supplement thereto related to the Offer, is hereby expressly incorporated herein by reference in response to all items in this Schedule TO, as more precisely set forth below.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the Offer Letter/Prospectus under the section entitled “Prospectus Summary—Exchange Offer” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) Name and Address. The name of the subject company (and the issuer of the Existing Warrants to which this Schedule TO relates) is Provectus Biopharmaceuticals, Inc., a Delaware corporation.

The Company’s principal executive office is located at 7327 Oak Ridge Hwy., Suite A, Knoxville, Tennessee 37931, and its telephone number is (866) 594-5999.

The information set forth in the Offer Letter/Prospectus under the section entitled “Prospectus Summary—Overview—Corporate Contact Information” is incorporated herein by reference.

(b) Securities. As of December 28, 2015, the Company had a total of 80,121,595 warrants to purchase common stock outstanding, of which 59,861,601 Existing Warrants are subject to the Offer. The Existing Warrants are exercisable for an aggregate of 59,861,601 shares of the Company’s common stock.

(c) Trading Market and Price. The information set forth in the Offer Letter/Prospectus under the sections entitled “The Exchange Offer—Price Range of June 2015 Warrants” and “The Exchange Offer—Price Range of Common Stock” regarding the trading markets and prices of the Company’s warrants and the Company’s common stock is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address. The filing person is the subject company, Provectus Biopharmaceuticals, Inc. The information set forth under Item 2(a) above is incorporated herein by reference.

Pursuant to Instruction C to Schedule TO, the following persons are directors and executive officers of the Company, and the address for each person is c/o Provectus Biopharmaceuticals, Inc., 7327 Oak Ridge Hwy., Suite A, Knoxville, Tennessee 37931 and the telephone number is (866) 594-5999. No single person or group of persons controls the Company.

Name	Position with the Company
H. Craig Dees	Chief Executive Officer and Chairman of the Board
Peter R. Culpepper	Chief Financial Officer, Chief Accounting Officer and Chief Operating Officer
Timothy C. Scott	President
Eric A. Wachter	Chief Technology Officer
Alfred E. Smith, IV	Director
Kelly M. McMasters	Director
Jan Koe	Director

ITEM 4.	TERMS OF THE TRANSACTION.

(a) Material Terms. The information set forth in the Offer Letter/Prospectus under the section entitled “The Exchange Offer” is incorporated herein by reference. There will be no material differences in the rights of the Existing Warrant holders as a result of the Offer.

(b) Purchases. The information set forth in the Offer Letter/Prospectus under the section entitled “The Exchange Offer—Interests of Directors, Officers and Affiliates” is incorporated herein by reference. Refer to Item 8(a) for additional information.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer Letter/Prospectus under the section entitled “The Exchange Offer—Transactions and Agreements Concerning Our Securities” and “—Interests of Directors, Officers and Affiliates,” and in Item 12(d) below is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. The information about the purpose of the Offer set forth in the Offer Letter/Prospectus under the sections entitled “The Exchange Offer—Background and Purpose of the Exchange Offer” and “—Interests of Directors, Officers and Affiliates” is incorporated herein by reference.

(b) Use of Securities Acquired. Any Existing Warrants acquired pursuant to the Offer will be cancelled.

(c) (1-10) Plans. Not applicable.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. The Company will receive cash from the Existing Warrant holders who elect to participate in the Offer. The information set forth in the Offer Letter/Prospectus under the sections entitled “The Exchange Offer—Source and Amount of Funds” and “—Interests of Directors, Officers and Affiliates” is incorporated herein by reference.

(b) Conditions. Not applicable.

(d) Borrowed Funds. Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. The Company does not beneficially own any of the Existing Warrants. The information set forth in the Offer Letter/Prospectus under the section entitled “The Exchange Offer—Interests of Directors, Officers and Affiliates” is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Offer Letter/Prospectus under the section entitled “The Exchange Offer—Interests of Directors, Officers and Affiliates” is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations.

The Company has retained Maxim Group LLC (“Maxim”) to serve as its co-dealer manager in connection with the Offer pursuant to the terms of that certain Letter of Engagement, dated December 14, 2015 (the “LOE”). As compensation for services rendered by Maxim under the LOE, the Company has agreed to: (i) pay to Maxim a solicitation/dealer-manager fee consisting of a cash payment equal to four percent (4.0%) of the total proceeds received from the exchange of the Existing Warrants participating in the Offer; (ii) pay Maxim an investment banking advisory fee consisting of a cash payment equal to two percent (2.0%) of the total proceeds received by the Company in the Offer; (iii) pay Maxim $25,000 as an advance to be applied toward Maxim’s anticipated out-of-pocket expenses; and (iv) issue to Maxim (or its designated affiliates) warrants to purchase shares of Common Stock covering such number of shares of Common Stock equal to six percent (6.0%) of the total number of shares of the Common Stock underlying the Existing Warrants exercised in connection with the Offer, other than Existing Warrants exercised pursuant to the Offer by clients of Network 1 Financial Securities, Inc. (“Network 1”), as discussed below. The Company provided customary representations and indemnification to Maxim under the LOE. The LOE is effective for a period of one hundred and eighty (180) business days from December 14, 2015 and will continue to be in effect for a period of thirty (30) business days subsequent to the Company’s filing of a Form 8-K, which will be filed upon closing of the Offer.

In connection with any Existing Warrants tendered by clients of Network 1 in the Offer, the Company will (i) issue Maxim (or its designated affiliates) warrants to purchase shares of Common Stock covering such number of shares of Common Stock equal to three percent (3.0%) of the total number of shares of the Common Stock underlying the Existing Warrants exercised by clients of Network 1 in the Offer; and (ii) issue Network 1 warrants to purchase shares of Common Stock covering such number of shares of Common Stock equal to three percent

(3.0%) of the total number of shares of the Common Stock underlying the Existing Warrants exercised by clients of Network 1 in the Offer. Maxim will pay to Network 1 a cash fee equal to 100% of Maxim’s dealer manager fee for any Existing Warrants that are tendered by clients of Network 1 in the Offer.

The Company has also retained Broadridge Corporate Issuer Solutions, Inc. (“Broadridge”) to act as the depositary for the Offer. Broadridge will receive reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will be indemnified by the Company against certain liabilities and expenses in connection therewith.

Additionally, the Company’s officers may contact Existing Warrant holders by mail, telephone, facsimile or other electronic means, and may request brokers, dealers, commercial banks, trust companies and other nominee warrant holders to forward material relating to the Offer to beneficial owners. The Company’s officers will not receive any additional compensation for performing this function.

ITEM 10.	FINANCIAL STATEMENTS.

(a) Financial Information. Incorporated by reference are the Company’s financial statements for the fiscal years ended December 31, 2014, 2013 and 2012 that were furnished in its Annual Report on Form 10-K and filed with the SEC on March 12, 2015, and its financial statements for the three and nine months ended September 30, 2015 that were furnished in its Quarterly Report on Form 10-Q and filed with the SEC on November 5, 2015. The full text of all such filings with the SEC referenced above, as well as the other documents the Company has filed with the SEC prior to, or will file with the SEC subsequent to, the filing of this Schedule TO relating to this Offer can be accessed electronically on the SEC’s website at www.sec.gov.

(b) Pro Forma Information. The information set forth in the Offer Letter/Prospectus under the section entitled “Selected Financial Data” is incorporated herein by reference.

ITEM 11.	ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings. Except as described in Item 5, there are no present or proposed contracts, arrangements, understandings or relationships between the Company or any of its executive officers, directors or affiliates relating, directly or indirectly, to the Offer. There are no applicable regulatory requirements which must be complied with or approvals which must be obtained in connection with the Offer. There are no antitrust laws applicable to the Offer. The margin requirements under Section 7 of the Exchange Act, and the related regulations thereunder are inapplicable. There are no pending legal proceedings relating to the Offer.

(c) Other Material Information. The information set forth in the Offer Letter/Prospectus and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The Company will amend this Schedule TO to include documents that the Company may file with the SEC after the date of the Offer pursuant to Sections 13(a), 13(c) or 14 of the Exchange Act and prior to the expiration of the tender offer to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act. The information contained in all of the exhibits referred to in Item 12 below is incorporated herein by reference.

ITEM 12.	EXHIBITS

Exhibit No.	Description

(a)(l)(i)	Offer Letter/Prospectus, dated December 31, 2015 (incorporated by reference to the Company’s Registration Statement on Form S-4 filed on December 31, 2015).

(a)(1)(ii)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 of the Company’s Registration Statement on Form S-4 filed on December 31, 2015).

(a)(1)(iii)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 of the Company’s Registration Statement on Form S-4 filed on December 31, 2015).

(a)(1)(iv)	Form of letter to Warrant holders (incorporated by reference to Exhibit 99.3 of the Company’s Registration Statement on Form S-4 filed on December 31, 2015).

(a)(2)	None.

(a)(3)	None.

(a)(4)(A)	Exhibit (a)(1)(i) is incorporated by reference.

(b)	Not applicable.

(d)(i)	Warrant Agreement between Provectus Biopharmaceuticals, Inc. and Broadridge Corporate Issuer Solutions, Inc. (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed June 19, 2015).

(d)(ii)	Form of First Amendment to Warrant Agreement between Provectus Biopharmaceuticals, Inc. and Broadridge Corporate Issuer Solutions, Inc. (incorporated by reference to Exhibit 4.3 of the Company’s Registration Statement on Form S-4 filed on December 31, 2015).

(d)(iii)	Specimen Replacement Warrant.

(g)	None.

(h)	Tax opinion of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC (incorporated by reference to Exhibit 8.1 of the Company’s Registration Statement on Form S-4 filed on December 31, 2015).

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PROVECTUS BIOPHARMACEUTICALS, INC.

By	/s/ Peter R. Culpepper
Peter R. Culpepper

Chief Financial Officer, Chief Accounting Officer and Chief Operating Officer

Dated: December 31, 2015

EXHIBIT INDEX

Exhibit No.	Description

(a)(l)(i)	Offer Letter/Prospectus, dated December 31, 2015 (incorporated by reference to the Company’s Registration Statement on Form S-4 filed on December 31, 2015).

(a)(1)(ii)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 of the Company’s Registration Statement on Form S-4 filed on December 31, 2015).

(a)(1)(iii)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 of the Company’s Registration Statement on Form S-4 filed on December 31, 2015).

(a)(1)(iv)	Form of letter to Warrant holders (incorporated by reference to Exhibit 99.3 of the Company’s Registration Statement on Form S-4 filed on December 31, 2015).

(a)(2)	None.

(a)(3)	None.

(a)(4)(A)	Exhibit (a)(1)(i) is incorporated by reference.

(b)	Not applicable.

(d)(i)	Warrant Agreement between Provectus Biopharmaceuticals, Inc. and Broadridge Corporate Issuer Solutions, Inc. (incorporated by reference to Exhibit 4.1 to current report on Form 8-K filed June 19, 2015).

(d)(ii)	Form of First Amendment to Warrant Agreement between Provectus Biopharmaceuticals, Inc. and Broadridge Corporate Issuer Solutions, Inc. (incorporated by reference to Exhibit 4.3 of the Company’s Registration Statement on Form S-4 filed on December 31, 2015).

(d)(iii)	Replacement Warrant.

(g)	None.

(h)	Tax opinion of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC (incorporated by reference to Exhibit 8.1 of the Company’s Registration Statement on Form S-4 filed on December 31, 2015).